[Letterhead of Corning Incorporated]

June 23, 2009

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C.  20549

Re:	Form 10-K for the fiscal year ended December 31, 2008
File No. 1-3247

Ladies and Gentlemen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated June 9, 2009 to Mr. James B. Flaws of Corning Incorporated, we hereby advise the Staff that as of December 31, 2008, the amount of precious metals with indefinite useful lives that was included as “Equipment” in the “Property, Net of Accumulated Depreciation” line in our Consolidated Balance Sheet was approximately $**CONFIDENTIAL TREATMENT REQUESTED BY CORNING INCORPORATED PURSUANT TO RULE 83**. For reference, as disclosed in footnote 8 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, the “Equipment” balance as of such date was $8.4 billion.

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct accounting questions regarding this response to me at (607) 974-7674.  Please direct any questions on other issues to R. Tony Tripeny, Senior Vice President and Corporate Controller at (607) 974-3331.

Sincerely,

/s/ Phillip E. Gorham
Phillip E. Gorham
Assistant Controller

cc:	Wendell P. Weeks, Chairman and Chief Executive Officer
James B. Flaws, Vice Chairman and Chief Financial Officer
Vincent P. Hatton, Sr. Vice President & General Counsel
R. Tony Tripeny, Sr. Vice President & Corporate Controller
Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee
Mike Thiessen, PricewaterhouseCoopers LLP
Stephen T. Giove, Shearman & Sterling